

April 26, 2013

<u>Via E-mail</u>
Mr. Alberto Horcajo
Executive Director, Finance
Telefonica Brasil S.A.
Avenida Engenheiro Luis Carlos Berrini, 1376
04571-936 San Paulo
Brazil

     Re: **Telefonica Brasil S.A.**
           Form 20-F for the Year Ended December 31, 2011
           Filed April 20, 2012
           File No. 001-14475

Dear Mr. Horcajo:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Robert S. Littlepage for

                      Larry Spirgel
                      Assistant Director